UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

January 10, 2007

Item 3.	News Release

On January 10, 2007 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that drilling will commence this week on the Caspiche epithermal project gold property in Chile.

Item 5.	Full Description of Material Change
5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure of Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable. This report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 10th day of January 2007.

SCHEDULE “A”

For Immediate Release: NR 07-01, January 10, 2007

EXETER DRILLS CASPICHE EPITHERMAL GOLD PROPERTY, CHILE

Vancouver, BC, January 10, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (the “Company”) reports that drilling will commence this week on the Caspiche epithermal gold property in Chile. On a separate program in southern Chile, Exeter is prospecting the Magallanes and Cochrane properties.

Highlights of Exeter’s current programs in Chile are as follows:

•

Caspiche, Maricunga – Exeter will commence drilling this week on epithermal gold mineralization located in 2006. Recently completed geophysical programs have aided the definition of drill targets under talus cover, beyond an area of outcropping gold mineralization. This property falls within the Company’s strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”).

•

Magallanes – Regional exploration, including mapping and sampling is underway on several of the 48 exploration targets that form our strategic agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).

•

Cochrane – Regional exploration by the Company during 2006 led to the discovery of five, low sulphidation type epithermal veins. Mapping and sampling on this 100% Company-owned property is scheduled for this Quarter 2007.

Caspiche Project – Maricunga District, Northern Chile

Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche. In early 2006, mapping and sampling by Exeter identified a new area with potential for high-sulphidation style epithermal gold mineralization. The new target is a five kilometre long structural zone, within an up-faulted block of volcanic rocks, situated on the northern margin of the porphyry system.

Drill targets were refined and extended, using CSAMT and VLF electromagnetic surveys. These geophysical surveys were designed to identify hidden silica bodies, considered favourable for gold mineralization.

Magallanes Project – Southern Chile

In Patagonian Chile, the Company has initiated a program to prioritize, and systematically evaluate a number of the 48 geochemical/geological targets delineated by Rio Tinto during in the 1990’s.

The belt of volcanic rocks of interest to Exeter, hosts a number of mines further north in Chile, and is considered to be highly prospective in the under-explored Magallanes region. Exeter recently applied for the mineral rights to several areas and ground assessments are now underway.

Confluencia Project, Cochrane District – Southern Chile

Exeter geologists prospecting open ground in the Cochrane district discovered five outcropping veins during 2006. The Company has applied for the mineral rights to the discovery area, and will complete initial geological mapping and sampling of the project within the next three months.

Coeur d’Alene Mines operates the high grade underground mine Cerro Bayo gold-silver mine in the area.

Quality Assurance and Quality Control

Jason Beckton, the Company’s Manager for Chile and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter Resource Corporation

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America. Its common shares are listed for trading on the American Stock Exchange (Amex), under the symbol “XRA”, and on the TSX Venture Exchange (TSX-V), under the symbol “XRC”.

The Company’s flagship project, the La Cabeza property in Argentina, is rapidly advancing towards a development decision, following two years of intensive exploration and definition drilling. Concurrent project development activities have included engineering, metallurgical, hydrological, and environmental studies. A new resource estimate will be followed by financial modelling and a decision to commence comprehensive mine development studies.

In the prospective, Patagonia region of southern Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Current exploration is focusing on advancing the Cerro Moro, Cerro Puntudo and Verde discoveries. Drilling is underway at Cerro Moro to follow up on a gold-silver discovery announced August 1st, 2006.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is now underway.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets on the Magallanes Project, under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date January 10, 2007
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director